UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2006

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CATHLEEN MCLAUGHLIN, ESQ

Allen & Overy, LLP

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

1.	This amendment to Exhibit D of the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2006 comprises the inclusion of the following chart:

Summary Economic Information

	2001	2002	2003	2004	2005
	(in millions of US$, except where noted)
DOMESTIC SECTOR
Nominal Gross Domestic Product (J$ millions)	227,460.6	229,975.7	235,166.9	237,375.5	241,035.0
Nominal GDP (US$ millions)(2)	4,924.5	4,719.4	4.037.9	3,866.7	3,850.4
Percent Change in Real GDP	1.5	1.1	2.3	0.9	1.5
GDP per capita (J$/person)	87,327.0	87,881.0	89,465.0	89,847.0	90,802.0
Inflation
Consumer Price Index (Percent Change)	8.7	7.3	14.1	13.7	12.9
Interest Rates (Percent)
Weighted Average Loan Rate	19.5	18.3	19.3	17.7	17.3
Weighted Average Deposit Rate	10.1	8.9	8.7	7.8	7.0
Treasury Bill Yield(3)	17.0	17.0	22.1	14.9	13.6
Unemployment Rate (Percent)(4)	15.0	14.2	11.4	11.7	11.3
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/US$)	46.2	48.7	58.2	61.4	62.6
Export of Goods	1,454.4	1,309.2	1,385.6	1,601.6	1,658.6
Alumina	642.6	603.8	688.9	814.6	920.3
Sugar	70.5	66.2	66.3	98.1	76.8
Imports of Goods	3,072.6	3,179.6	3,328.2	3,546.1	4,245.7
Goods Balance	(1,618.2)	(1,870.5)	(1,942.6)	(1,944.5)	(2,587.1)
Current Account Balance	(757.3)	(1,074.4)	(772.6)	(509.4)	(974.5)
Net Foreign Direct Investments	613.9	478.8	720.6	601.6	n.a
Increase/(Decrease) in Reserves	871.3	(243.7)	(432.1)	693.6	228.9
Net International Reserves of the Bank of Jamaica	1,840.7	1,597.0	1,165.0	1,858.5	2,087.4
Weeks of Coverage of Goods Imports(5)	33.6	29.1	18.3	27.8	27.0
PUBLIC FINANCE (J$ millions)(6)
Revenue and Grants	109,721.5	118,458.4	151,434.4	172,798.3	186,684.2
Expenditure	123,989.0	149,029.0	178,732.2	199,487.8	207,724.1
Fiscal Surplus (Deficit)	(14,267.5)	(30,570.6)	(27,297.8)	(26,689.5)	(21,039.9)
Percent of GDP	(3.8)	(7.3)	(5.6)	(4.9)	(3.3)
Primary Surplus	36,742.9	31,549.9	60,871.7	66,094.7	67,255.7
Primary Surplus as a percent of GDP	9.7	7.6	12.3	12.0	10.5
Loan Receipts	101,826.7	107,417.4	132,764.7	149,680.4	184,708.9
Amortization	90,973.4	89,917.3	97,621.7	129,753.7	139,971.2
Overall Surplus (Deficit)	(3,414.3)	(13,070.5)	7,845.2	(6,762.8)	23,697.8
Overall Public Sector Surplus (Deficit) (7)	(19,809.1)	(46,281.7)	(16,190.9)	(35,419.4)	(41,256.4)
Overall Public Sector Surplus (Deficit) as a percent of GDP	(5.2)	(11.1)	(3.3)	(6.7)	(6.4)
PUBLIC DEBT
Domestic Debt (J$ millions)(8)	295,165.4	351,106.7	417,834.3	446,961.9	480,099.2
Percent of GDP	79.3	86.1	89.0	83.7	77.3
Public Sector External Debt	4,146.0	4,347.5	4,192.1	5,120.4	5,375.4
Percent of GDP	52.8	54.4	54.2	59.1	55.9
Total Public Sector Debt	491,687.22	572,696.74	671,956.93	762,534.64	827,242.5
Percent of GDP	132.1	140.5	143.2	142.8	133.2
External Debt Service Ratio	13.4	18.0	16.1	14.4	15.2
TOURISM
Total Visitor Arrivals	2,116,853	2,131,785	2,482,881	2,514,559	2,614,506
Occupancy Rate (% Hotel Rooms)	56.3	55.5	57.9	61.4	61.9
Visitor Expenditures(9)	1,232.9	1,209.0	1,351.0	1,437.0	1,545.0

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1986 to 1996.

(2)	Calculated using the average annual exchange rate.

(3)	Tenors of Treasury Bills are approximately 182 days.

(4)	Includes all persons without jobs, whether actively seeking employment or not. In 2003, three labor force surveys were conducted (in April, July and October). Only two labor force surveys were conducted in each of 2001 (in January and April) and 2002 (in April and October).

Accordingly, for the purpose of comparison, the figures for 2001, 2002 and 2003 represent only two quarters for each year.

(5)	Calculated on the basis of gross international reserves.

(6)	Fiscal year data from April 1 to March 31. For example, 2003 refers to the period April 1, 2002 to March 31, 2003.

(7)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.

(8)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.

(9)	Estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant the Government of Jamaica has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on July 24, 2006.

GOVERNMENT OF JAMAICA

By:	/s/ Omar Davies
Name:	Omar Davies
Title:	Minister of Finance and Planning